Exhibit A

Ceragon Fourth Quarter and Full Year 2019 Financial Results Scheduled for Release on February 10, 2020

January 13, 2020

CERAGON NETWORKS® FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL
RESULTS SCHEDULED FOR RELEASE ON FEBRUARY 10, 2020

Little Falls, New Jersey, January 13, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today is providing details of the conference call for its fourth quarter and full year 2019 financial results. The Company will issue a press release announcing its results during pre-market hours on Monday, February 10, 2020.

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the company’s teleconference by calling (USA) (844) 291-6360 or international +1 (234) 720-6993 and using the following access code: 6063623.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website on the webcasts page in the section for investors: www.ceragon.com/investors/webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (866) 207-1041 (International) +1 (402) 970-0847, with access code: 5075947. This audio replay will be available through March 10, 2020.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless backhaul provides highly reliable, fast to deploy, high-capacity wireless backhaul for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Ceragon Fourth Quarter and Full Year 2019 Financial Results Scheduled for Release on February 10, 2020

January 13, 2020

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated; the risk of delays in converting design wins into revenue as well as the expected revenue growth; risks associated with any failure to meet our product development timetable and specifications, and to maintain our technological advantage over our competitors; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer or differently than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F, Item 3, under the caption “Risk Factors”, and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our announcements, presentations, or commentary will prove to be accurate. We do not assume any obligation to update any forward-looking statements.

Media Contact:	Investor Contact:
Tanya Solomon	Ran Vered
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel. +972-3-543-1595
media@ceragon.com	investor@ceragon.com